VBI Vaccines Inc.

222 Third Street, Suite 2241

Cambridge, MA 02142

August 3, 2016

VIA EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VBI Vaccines Inc.
Registration Statement on Form F-3
Filed on July 22, 2016
File No. 333-212651

Dear Mr. Reynolds:

VBI Vaccines Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned registration statement (the “Filing”) be ordered effective at 4:15 p.m., Eastern time, on August 5, 2016 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1) should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority in declaring the Filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3) the Company may not assert comments of the Commission and the staff and the declaration of effectiveness of the Filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VBI VACCINES INC.

By:	/s/ Jeff Baxter
Jeff Baxter, Chief Executive Officer